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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No.  5)



                         FX Energy, Inc.
-------------------------------------------------------------------------
                         (Name of Issuer)



                  Common Stock, Par Value $0.001
--------------------------------------------------------------------------
                  (Title of Class of Securities)



                           302695 10 1
---------------------------------------------------------------------------
                          (CUSIP Number)



Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13G


CUSIP No.   302695 10 1                                     Page 2 of 5 Pages
-----------------------                                     -----------------

-----------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Andrew W. Pierce

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                  (b) [ ]


-----------------------------------------------------------------------------
3     SEC USE ONLY



-----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

-----------------------------------------------------------------------------
               5 |  SOLE VOTING POWER
                 |
                 |  825,104  (includes vested options to acquire 760,001
                 |  shares of common stock but does not include unvested
                 |  options to acquire 99,999 shares of common stock)
               --------------------------------------------------------------
NUMBER OF      6 |  SHARED VOTING POWER
SHARES           |
BENEFICIALLY     |   0
OWNED BY       --------------------------------------------------------------
EACH             |
REPORTING      7 |  SOLE DISPOSITIVE POWER
PERSON           |
WITH             |  825,104  (includes vested options to acquire 760,001
                 |  shares of common stock but does not include unvested
                 |  options to acquire  99,999 shares of common stock)
               --------------------------------------------------------------
                 |
               8 |  SHARED DISPOSITIVE POWER
                 |
                 |  0
                 |
-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      825,104 (includes vested options to acquire 760,001 shares of common stock but does not include unvested options to acquire 99,999 shares of common stock)

-----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

      Not applicable.

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.47 %

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON  (See Instructions)

      IN

-----------------------------------------------------------------------------

Item 1(a)  Name of Issuer:

           FX Energy, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           FX Energy, Inc.
           3006 Highland Drive, Suite 206
           Salt Lake City, Utah 84106

Item 2(a)  Name of Person Filing:

           Andrew W. Pierce

Item 2(b)  Address of Principal Business Office or, if none, Residence:


           3006 Highland Drive, Suite 206
           Salt Lake City, Utah 84106

Item 2(c)  Citizenship:

           U.S.A.

Item 2(d)  Title of Class of Securities:

           Common Stock, $0.001 par value

Item 2(e)  CUSIP Number:

           302695 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)     [ ]     Broker or Dealer registered under Section 15 of the Act

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act

(c)     [ ]     Insurance Company as defined in section 3(a)(19) of the Act

(d)     [ ]     Investment Company registered under section 8 of the
                Investment Company Act

(e)     [ ]     Investment Adviser registered under section 203 of the
                Investment Advisers Act of 1940

(f)     [ ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                1974 or Endowment Fund; see  240.13d-1(b)(1)(ii)(F)

(g)     [ ]     Parent Holding Company, in accordance with
                240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)     [ ]     Group, in accordance with  240.13d-1(b)(1)(ii)(H)

                      Not Applicable

Item 4.  Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned: 825,104 (includes vested options to acquire 760,001 shares of common stock but does not include unvested options to acquire 99,999 shares of common stock)

(b)     Percent of Class: 4.47 %

(c)     Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: 825,104 (includes vested options to acquire 760,001 shares of common stock but does not include unvested options to acquire 99,999 shares of common stock)

     (ii)    shared power to vote or to direct the vote:  Not applicable

     (iii) sole power to dispose or to direct the disposition of: 825,104 (includes vested options to acquire 760,001 shares of common stock but does not include unvested options to acquire 99,999 shares of common stock)

     (iv) shared power to dispose or to direct the disposition of: Not applicable

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Instruction:  Dissolution of a group requires a response to this item.

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not Applicable

Item 7. Identification and Classification of the Security Which Acquired the Security Being Reported on by the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not Applicable

Item 8.  Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not Applicable

Item 9.  Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not Applicable

Item 10.  Certification

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


February 14, 2002          /s/Andrew W. Pierce
--------------------       ---------------------------------
     Date                  Signature


                           Andrew W. Pierce,  Vice-President
                           ---------------------------------
                           Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.